EXHIBIT 99.1

Statoil ASA: Information relating to dividend and scrip dividend programme for second quarter 2017

Key information relating to the cash dividend to be paid by Statoil (OSE:STL, NYSE:STO) for second quarter 2017.

1. Dividend

Dividend amount: 0.2201
Declared currency: USD
Last day including rights: 31 October 2017
Ex-date: 1 November 2017
Record date: 2 November 2017
Payment date: On or around 15 December at Oslo Stock Exchange (Oslo Børs), on or around 18 December 2017 at New York Stock Exchange.
Date of approval: 26 July 2017

Other information: Dividend per share in NOK will be communicated 9 November 2017.

2. Scrip dividend programme

With reference to the the scrip dividend programme, approved by the annual general meeting (AGM) 11 May 2017, shareholders will get the option to receive the dividend in newly issued shares at a discount. For the dividend issue for second quarter 2017, the board has set the discount to 5%.

Subscription price: For shareholders on Oslo Børs the subscription price shall be set to the volume-weighted average share price on Oslo Børs of the last two trading days of the subscription period for the dividend issue, with a deduction for a discount of 5%. For ADR-holders under the ADR program in the US, the subscription price shall be equal to the subscription price for the shareholders on Oslo Børs converted into USD based on an average of the Central Bank of Norway's USD exchange rate over the last two trading days of the subscription period.

The subscription period shall commence on or about 20 November 2017. The subscription period shall be at least 10 business days for ordinary shareholders.

Will the rights be listed: No

Further information on the scrip programme for second quarter 2017 will be published in due course.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.